SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM U-6B-2


                           CERTIFICATE OF NOTIFICATION


     Filed by a registered holding company or subsidiary thereof pursuant to Rule 20(d) adopted under the Public Utility Holding Company Act of 1935


            Certificate is filed by Exeter & Hampton Electric Company


     This Certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.


1.   Type of security or securities.

          First Mortgage Bonds, Series L
          6.96% Due September 1, 2028.

2.   Issue, renewal or guaranty.

          Issue (private placement).

3.   Principal amount of each security.

          $10,000,000.00.

4.   Rate of interest per annum on each security.

          6.96%.

5.   Date of issue, renewal or guaranty of each security.

          September 1, 1998.

6.   If renewal of security, give date of original issue.

          Not applicable.

7.   Date of maturity of each security.

          September 1, 2028.

8.   Name of persons to whom each security was issued, renewed or guaranteed.

          Allstate Life Insurance Company of New York.

9.   Collateral given with each security, if any.

          Each security was issued under and secured by the First Mortgage Indenture dated as of December 1, l952 from the Company to Old Colony Trust Company, trustee, to which State Street Bank and Trust Company (the "Trustee") is the Successor Trustee, and indentures supplemental thereto, including the eleventh supplemental indenture dated as of September 1, 1998 between the Company and the Trustee.

10.  Consideration received for each security.

          $10,000,000.00

11.  Application of proceeds of each security.

          The proceeds from the sale of the security, consistent with the requirements of the Order of the New Hampshire Public Utilities Commission dated July 24, 1998, will be applied to pay off outstanding short-term indebtedness incured for additions, extensions and betterments to the Company's property, plant and equipment, to redeem the Company's Series H First Mortgage Bonds due December 15, 2002 and Series J First Mortgage Bonds due September 1, 2003, to defray the costs and expense of the financing and redemption contemplated herein and to finance future expenditures for additions, extensions and betterments to property, plant and equipment.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of:

     a.   the provisions contained in the first sentence of Section 6(b). ___

     b.   the provisions contained in the fourth sentence of Section 6(b). ___

     c.   the provisions contained in any rule of the Commission other than Rule
          48. X

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(a), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

          Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

          Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule 48 designate the rule under which exemption is claimed.

          Rule 52.


                                    EXETER & HAMPTON ELECTRIC COMPANY


                                    By:  /s/ Mark H. Collin
                                         ----------------------------
                                             Mark H. Collin
                                             Treasurer


Dated:  September 2, 1998